MORGAN JOSEPH & CO. INC.
                                600 FIFTH AVENUE
                                   19TH FLOOR
                            NEW YORK, NEW YORK 10020

                             EARLYBIRDCAPITAL, INC.
                         275 MADISON AVENUE, SUITE 1203
                            NEW YORK, NEW YORK 10016


                                                              September 6, 2005



VIA EDGAR AND TELECOPY
Mr. John D. Reynolds
United States Securities and
  Exchange Commission
Mail Stop 3561, 100 F Street, N.E.
Washington, D.C. 20549-0405

         RE: COCONUT PALM ACQUISITION CORPORATION (THE "COMPANY") REGISTRATION STATEMENT ON FORM S-1 ORIGINALLY FILED MAY 20, 2005 (FILE NO. 333-125105) ( THE "REGISTRATION STATEMENT")

Ladies and Gentlemen:

         As Representatives of the underwriters of the proposed public offering of the Company, we hereby join the Company's request for acceleration of the above referenced Registration Statement, requesting effectiveness for 11:00 a.m.
(EST) on September 8, 2005, or as soon thereafter as is practicable.

         Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company's Preliminary Prospectus dated July 6, 2005, through the date hereof:

         PRELIMINARY PROSPECTUS DATED JULY 6, 2005:

         3500 copies to prospective Underwriters, institutional investors, dealers and others.

         The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.


                                                Very truly yours,


                                                MORGAN JOSEPH & CO. INC.


                                                By: /s/ Mike Powell
                                                -------------------


                                                EARLYBIRDCAPITAL, INC.


                                                By: /s/ Steven Levine
                                                ---------------------

                         COCONUT PALM ACQUISITION CORP.
                            595 SOUTH FEDERAL HIGHWAY
                                    SUITE 600
                            BOCA RATON, FLORIDA 33432

                                        September 6, 2005

VIA EDGAR AND TELECOPY (202) 772-9206
Mr. John D. Reynolds
United States Securities and
   Exchange Commission
Mail Stop 3561, 100 F Street, N.E.
Washington, D.C. 20549

RE:  COCONUT PALM ACQUISITION CORP. (THE "COMPANY")
     REGISTRATION STATEMENT ON FORM S-1 ORIGINALLY FILED MAY 20, 2005 (FILE NO. 333-125105) ( THE "REGISTRATION STATEMENT")

Dear Mr. Reynolds:

         The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 11:00:A.M., Thursday, September 8, 2005, or as soon thereafter as practicable.

         In  connection   with  the  Company's   request  for   acceleration  of
effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

         (1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         (2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         (3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.


                                                Very truly yours,

                                                COCONUT PALM ACQUISITION CORP.



                                                By: /s/ Richard C. Rochon
                                                -------------------------
                                                    Richard C. Rochon
                                                    Chief Executive Officer